

September 10, 2013

Via E-mail
Mr. Tony Oviedo
Senior Vice President, Chief Financial Officer,
Chief Accounting Officer and Controller
GeoMet, Inc.
909 Fannin, Suite 1850
Houston, Texas 77010

> **Re: GeoMet, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 28, 2013**
> **File No. 1-32960**

Dear Mr. Oviedo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business and Properties, page 7

Areas of Operation, page 9

1.   We note your references in this section to transportation agreements. However, you have not filed such agreements as exhibits to your filing. Please provide your analysis as to whether such agreements are required to be filed as material contracts. Refer to Item 601(b)(10) of Regulation S-K.

Directors, Executive Officers and Corporate Governance, page 73

2.   We note your disclosure that the information required by Item 10 of Form 10-K is incorporated by reference to your 2013 proxy statement. However, we note that you have not provided in your annual report on Form 10-K or in your 2013 proxy statement the

disclosure required by Item 401 of Regulation S-K with respect to each of your executive officers. Please revise your disclosure to provide such information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director